As filed with the Securities and Exchange Commission on April 26, 2006

Registration No. 333- 131770

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

REGISTRATION STATEMENT

ON

FORM S-3

UNDER

THE SECURITIES ACT OF 1933

IRVINE SENSORS CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	33-0280334
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)

3001 Red Hill Avenue

Costa Mesa, California 92626

(714) 549-8211

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

JOHN J. STUART, JR.

Chief Financial Officer

Irvine Sensors Corporation

3001 Red Hill Avenue

Costa Mesa, California 92626

(714) 549-8211

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Ellen S. Bancroft, Esq.

Parker A. Schweich, Esq.

Dorsey & Whitney LLP

38 Technology Drive

Irvine, California 92618

(949) 932-3600

Approximate date of commencement of proposed sale to the public:

from time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, $0.01 par value per share	5,823,398	$2.47	$14,383,793.06	$1,539.07

(1)	Estimated based upon the average of the high and low sales prices of the Registrant’s common stock on April 24, 2006, as reported by the Nasdaq Capital Market, pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.

(2)	Previously paid.

The information in this prospectus is not complete and may be changed. The selling stockholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

(SUBJECT TO COMPLETION: DATED APRIL 26, 2006)

5,823,398 Shares

IRVINE SENSORS CORPORATION

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of a total of 5,823,398 shares of the common stock of Irvine Sensors Corporation at various times by the selling stockholders identified in this prospectus. These shares offered by the selling stockholders include (a) up to 4,244,936 shares issued or issuable from time to time upon conversion of principal and accrued interest under senior subordinated secured convertible notes and up to 1,346,154 shares that are issuable from time to time upon exercise of common stock warrants that were issued to certain selling stockholders in order to finance our initial acquisition of 70% of Optex Systems, Inc.; ( b) 192,308 shares issuable upon approval of our stockholders in connection with a consulting agreement; and ( c) 40,000 shares that were issued in connection with a settlement agreement. The price at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares offered under this prospectus.

Our common stock is quoted on the Nasdaq Capital Market under the symbol “IRSN” and is traded on the Boston Stock Exchange under the symbol “ISC.” On April 25, 2006, the last reported sale price for the common stock on the Nasdaq Capital Market was $2.45 per share.

You should carefully consider the risk factors beginning on page 1 of this prospectus before purchasing any of the common stock offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

IRVINE SENSORS CORPORATION

In this prospectus, the terms “Irvine Sensors,” “company,” “we,” “us,” and “our” refer to Irvine Sensors Corporation and its subsidiaries.

We design, develop, manufacture and sell miniaturized vision systems and electronic products for defense, security and commercial applications. We also perform customer-funded contract research and development related to these products, mostly for U.S. government customers or prime contractors. Most of our historical business relates to application of our proprietary technologies for stacking either packaged or unpackaged semiconductors into more compact three-dimensional forms.

In December 2005, we made an initial acquisition, or Initial Acquisition, of 70% of the outstanding capital stock of Optex Systems, Inc., a privately-held manufacturer of telescopes, periscopes, lenses and other optical systems and instruments, and obtained the right to purchase the remaining 30% of the capital stock of Optex. The initial purchase in December 2005 of our 70% interest in Optex was fully financed by a combination of $4.9 million of senior secured debt from Square 1 Bank under a term loan and $10.0 million of senior subordinated secured convertible notes from Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P., which are sometimes referred to in this prospectus collectively as Pequot.

As a result of the transaction described above, Optex became our majority-owned subsidiary. Other than Optex, none of our subsidiaries presently have separate operations due to a reorganization in fiscal 2003.

Our principal executive offices are located at 3001 Red Hill Avenue, Building 4, Costa Mesa, California 92626, and our telephone number is (714) 549-8211.

RISK FACTORS

Our future operating results are highly uncertain. Before deciding to invest in our common stock or to maintain or increase your investment, you should carefully consider the risks described below, in addition to the other information contained in this prospectus, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports filed on Form 8-K, and in our other filings with the Securities and Exchange Commission, including any subsequent reports filed on Forms 10-K, 10-Q and 8-K. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business and results of operations. If any of these risks actually occur, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

The nature of our government contract business is inherently subject to timing variances that pose difficulties in predicting and controlling short-term financial results that will be measured by our senior bank to determine our compliance with debt covenants, thereby increasing the risk that we may be subject to default remedies available to such bank. The unanticipated delays that we have experienced in receipts of new research and development contracts since the Optex acquisition required us to recently renegotiate the covenants of our senior bank debt to reflect changes in our forecasted short-term results. Although we amended our agreement with our bank to establish renegotiated covenants in this instance, we cannot assure you that we will be able to successfully renegotiate our debt covenants in the event of future variance from forecasts. Failure to comply with our debt covenants would expose us to a variety of remedies available to the bank, including acceleration of the debt, which would place a significant strain on our financial resources, and we may not be able to raise additional replacement funding on acceptable terms, in a timely manner, or at all. As of March 31, 2006, we had term bank debt of approximately $4.6 million outstanding.

We may need to raise additional capital in the future, and additional funds may not be available on terms that are acceptable to us, or at all. In addition to our significant net losses in recent periods, until fiscal 2005, we have also historically experienced negative cash flows from operations. In fiscal 2003 and fiscal 2004, we experienced negative cash flows from operations of approximately $3.7 million and $4.2 million, respectively. Due largely to our capital expenditures, we experienced a net reduction of our cash during fiscal 2005 of approximately $755,000. In the first 13 weeks of fiscal 2006, the delays in subcontractor support and resulting net loss contributed to negative cash flow from operations of $373,500. To offset the effect of negative net and operational cash flows, we have historically funded a portion of our operations through multiple equity financings, and to a lesser extent through receivable financing. In December 2005, in order to finance the Initial Acquisition of Optex, we obtained a $4.9 million senior secured term loan and borrowed $10.0 million of senior subordinated secured convertible notes. We may need to raise additional capital in the future to service our debt and to finance our future working capital needs. We cannot assure you that any additional capital will be available on a timely basis, on acceptable terms, or at all. Future financings may require stockholder approval, which may not be obtainable. If we are not able to obtain additional capital as may be required, our business, financial condition and results of operations could be materially and adversely affected.

We anticipate that our capital requirements will depend on many factors, including:

•	our ability to procure additional production contracts or government research and development contracts;

•	our ability to control costs;

•	our ability to commercialize our technologies and achieve broad market acceptance for such technologies;

•	the timing of payments and reimbursements from government and other contracts;

•	research and development funding requirements;

•	increased sales and marketing expenses;

•	technological advancements and competitors’ response to our products;

•	capital improvements to new and existing facilities;

•	the impact of our Initial Acquisition of Optex, and any additional acquisitions that we may complete;

•	our relationships with customers and suppliers; and

•	general economic conditions including the effects of future economic slowdowns, a slump in the semiconductor market, acts of war or terrorism and the current international conflicts.

If our capital requirements are materially different from those currently planned, we may need additional capital sooner than anticipated. Additional funds may be raised through borrowings, other debt or equity financings, or the divestiture of business units or select assets. If additional funds are raised through the issuance of equity or convertible debt securities or if we consummate any acquisitions, the percentage ownership of our stockholders will be reduced and such securities may have rights, preferences and privileges senior to our common stock.

Additional funds may not be available on favorable terms or at all. Even if available, financings can involve significant costs and expenses, such as legal and accounting fees, diversion of management’s time and efforts, or substantial transaction costs or break-up fees in certain instances. If adequate funds are not available on acceptable terms, or at all, we may be unable to finance our operations, develop or enhance our products, expand our sales and marketing programs, take advantage of future opportunities or respond to competitive pressures.

Our Initial Acquisition of Optex Systems, Inc. is subject to significant new operational and financial risks and challenges that could adversely affect our financial condition and results of operations. In December 2005, we incurred a significant amount of debt in order to finance the Initial Acquisition. Because Optex represents our first significant acquisition and we have no prior history of integrating acquired companies or businesses into our operations, we cannot predict the impact of the Initial Acquisition of Optex on our business operations, financial condition and results of operations. Our Initial Acquisition of Optex is subject to many inherent risks, including:

•	the history of Optex as a privately-held company and our ability to make the necessary investments to integrate the Optex operations into our system of internal controls;

•	our ability to successfully integrate the operational and cultural differences between our historical base of funded contract research and development, and Optex’s base of long-term product manufacturing;

•	our ability to satisfy the covenants in our debt instruments issued in connection with the financing of the Initial Acquisition of Optex;

•	our ability to service the debt we incurred in connection with the financing of the Initial Acquisition of Optex;

•	our ability to retain and integrate the management team of Optex, particularly its President, Timothy Looney;

•	our ability to successfully bridge the geographic separation between the Optex operations in Richardson, Texas and our historical base of operations in Costa Mesa, California;

•	the significant dilutive effect of the additional shares of our common stock issuable pursuant to the convertible debt and warrants issued in the financing of the Initial Acquisition of Optex;

•	the customer and market concentration of Optex’s business;

•	the unknown effect on our and Optex’s customers, suppliers and competitors resulting from our Initial Acquisition of Optex;

•	our ability to achieve the expected synergies from the Initial Acquisition of Optex; and

•	general economic and political conditions that could affect Optex’s business.

Our acquisition strategy may further strain our capital resources, result in additional integration and assimilation challenges, be further dilutive to existing stockholders, result in unanticipated accounting charges and expenses, or otherwise adversely affect our results of operations. An element of our business strategy involves expansion through the acquisitions of businesses, assets or technologies that allow us to expand our capabilities and market coverage and to complement our existing product offerings. The Initial Acquisition of Optex was our first acquisition under this strategy. Acquisitions may require significant upfront capital as well as capital infusions, and typically entail many risks, including unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. We have not engaged in an acquisition strategy prior to our Initial Acquisition of Optex, and we may experience difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of Optex or of any other companies or businesses we may acquire in the future. In addition, key personnel of an acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also require us to enter into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, harm our reputation and increase our expenses. These challenges are magnified as the size of the acquisition increases.

Acquisitions or asset purchases made entirely or partially for cash or debt could also put a significant strain on our limited capital resources. Acquisitions may also require large one-time charges and can result in contingent liabilities, adverse tax consequences, deferred compensation charges, and the recording and later amortization of amounts related to deferred compensation and certain purchased intangible assets, any of which items could negatively impact our results of operations. In addition, we may record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. Any of these charges could cause the price of our common stock to decline. In addition, we may issue equity or convertible debt securities in connection with an acquisition, as we did in connection with our Initial Acquisition of Optex. Any issuance of equity or convertible debt securities may be dilutive to our existing stockholders and such securities could have rights, preferences or privileges senior to those of our common stock.

We cannot assure you that we will be able to locate or consummate any pending or future acquisitions, or that we will realize any anticipated benefits from these acquisitions, including our Initial Acquisition of Optex. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisition on commercially acceptable terms, and any decline in the price of our common stock may make it significantly more difficult and expensive to initiate or consummate an acquisition.

The failure to acquire the remaining minority interest in Optex could have a negative effect on our stock price and business. We face a number of specific risks if our purchase of the remaining 30% of the capital stock of Optex is not completed, including:

•	the allocation of 30% of projected net income of Optex to a minority interest would correspondingly reduce any potential improvement to our consolidated results of operations, making it more difficult to achieve sustained profitability, with a potential negative effect on our stock price; and

•	the existence of a substantial minority interest and attendant reduction in potential profitability could also have a negative effect on our ability to obtain additional financing to meet future working capital requirements.

We have historically generated substantial losses, which, if continued, could make it difficult to fund our operations or successfully execute our business plan, and could adversely affect our stock price. Since our inception, we have generated net losses in most of our fiscal periods. We experienced net losses of approximately $1.1 million for the first quarter of fiscal 2006, $1.8 million for fiscal 2005, approximately $4.2 million for fiscal 2004 and approximately $6.3 million for fiscal 2003. We cannot assure you that we will be able to achieve or sustain profitability on a quarterly or annual basis in the future. In addition, because we have significant expenses that are fixed or difficult to change rapidly, we generally are unable to reduce expenses significantly in the short-term to compensate for any unexpected delay or decrease in anticipated revenues. For example, we experienced contract delays in fiscal 2003 and, to a lesser degree, in fiscal 2004 and the first quarters of both fiscal 2005 and fiscal 2006 that resulted in unanticipated additional operating expenses to keep personnel on staff while the contracts were pending with no corresponding revenues. In addition, the increase in contract research and development revenue that we experienced in fiscal 2005 makes us more dependent on support from subcontractors to meet our operating plans and more susceptible to losses when such support is delayed. Such factors could cause us to continue to experience net losses in future periods, which will make it difficult to fund our operations and achieve our business plan, and could cause the market price of our common stock to decline.

Our government-funded research and development business depends on a limited number of customers, and if any of these customers terminate or reduce their contracts with us, or if we cannot obtain additional government contracts in the future, our revenues will decline and our results of operations will be adversely affected. For fiscal 2005, approximately 26% of our total revenues were generated from SAIC, a government contractor, 18% of our total revenues were generated from contracts with the U.S. Army, 15% were generated from contracts with the Defense Advanced Research Projects Agency, or DARPA, and 10% were generated from contracts with the U.S. Air Force. For the first 13 weeks of fiscal 2006, approximately 33% of our total revenues were generated from the U.S. Army, 21% of our total revenues were generated from contracts with the Defense Advanced Research Projects Agency, or DARPA, and 12% were generated from contracts with the U.S. Navy. Although we ultimately plan to shift our focus to include the commercialization of our technology, we expect to continue to be dependent upon research and development contracts with federal agencies and their contractors for a substantial portion of our revenues for the foreseeable future. Our dependency on a few contract sources increases the risks of disruption in this area of our business or significant fluctuations in quarterly revenue, either of which could adversely affect our consolidated revenues and results of operations.

Because both our historical operations and those of Optex currently depend on government contracts and subcontracts, we face additional risks related to contracting with the federal government, including federal budget issues and fixed price contracts. General political and economic conditions, which cannot be accurately predicted, directly and indirectly may affect the quantity and allocation of expenditures by federal agencies. Even the timing of incremental funding commitments to existing, but partially funded, contracts can be affected by these factors. Therefore, cutbacks or re-allocations in the federal budget could have a material adverse impact on our results of operations as long as research and development contracts remain an important element of our business. Obtaining government contracts may also involve long purchase and payment cycles, competitive bidding, qualification requirements, delays or changes in funding, budgetary constraints, political agendas, extensive specification development and price negotiations and milestone requirements. Each government agency also maintains its own rules and regulations with which we must comply and which can vary significantly among agencies. Governmental agencies also often retain some portion of fees payable upon completion of a project and collection of these fees may be delayed for several months or even years, in some instances. In addition, an increasing number of our government contracts are fixed price contracts, which may prevent us from recovering costs incurred in excess of its budgeted costs. Fixed price contracts require us to estimate the total project cost based on preliminary projections of the project’s requirements. The financial viability of any given project depends in large part on our ability to estimate such costs accurately and complete the project on a timely basis. In fiscal 2005, we completed fixed-price contracts with an approximate aggregate value of $4.8 million. We experienced approximately $271,300 in losses on those contracts, representing approximately 6% of their aggregate funded amount. In the first 13 weeks of fiscal 2006, we completed fixed-price contracts with an approximate aggregate value of $1.9 million. We experienced approximately $93,600 in losses on those contracts, representing approximately 5% of the aggregate funded amount. At January 1, 2006, we had ongoing fixed-price contracts with an approximate unrealized aggregate value of $ 28.1 million, approximately $26.1 million of which are held by Optex. While fixed-price overruns in fiscal 2005 and the first 13 weeks of fiscal 2006 were largely discretionary in nature, we may not be able to achieve or improve upon this performance in the future since each contract has its own unique technical and schedule risks. In the event our actual costs exceed the fixed contractual cost, we will not be able to recover the excess costs.

Some of our government contracts are also subject to termination or renegotiation at the convenience of the government, which could result in a large decline in revenue in any given quarter. Although government contracts have provisions providing for the reimbursement of costs associated with termination, the termination of a material contract at a time when our funded backlog does not permit redeployment of our staff could result in reductions of employees. In April 1999, we experienced the termination of one of our contracts, but this termination did not result in the non-recovery of costs or lay-off of employees. We have in the past chosen to incur excess overhead in order to retain trained employees during delays in contract funding. We also have had to reduce our staff from time-to-time because of fluctuations in our funded government contract base. In addition, the timing of payments from government contracts is also subject to significant fluctuation and potential delay, depending on the government agency involved. Any such delay could result in a temporary shortage in our working capital. Since approximately 83% of our total revenues in fiscal 2003, approximately 82% of our total revenues in fiscal 2004, approximately 93% of our total revenues in fiscal 2005 and approximately 86% of our total revenues in the first 13 weeks of fiscal 2006 were derived directly or indirectly from government customers, these risks can significantly affect our business, results of operations and financial condition. These risks may become more pronounced as a result of our Initial Acquisition of Optex, which also largely relies on government contracts.

If we are not able to commercialize our technology, we may not be able to increase our revenues or achieve or sustain profitability. Since commencing operations, we have developed technology, principally under government research contracts, for various defense-based applications. Contract research and development revenue accounted for approximately 89% of our total revenues for fiscal 2003, approximately 87% of our total revenues for fiscal 2004, approximately 90% of our total revenues for fiscal 2005 and approximately 89% of our total revenues for the first 13 weeks of fiscal 2006. However, since our margins on government contracts are generally limited, and our revenues from such contracts are tied to government budget cycles and influenced by numerous political and economic factors beyond our control, and are subject to our ability to win additional contracts, our long-term prospects of realizing significant returns from our technology or achieving and maintaining profitability will likely also require penetration of commercial markets. In prior years, we have made significant investments to commercialize our technologies without significant success. These efforts included the purchase and later shut down of the IBM cubing line, the formation of the Novalog, MSI, Silicon Film, RedHawk and iNetWorks subsidiaries and the development of various stacked-memory products intended for military, aerospace and commercial markets. While these investments have developed new revenue sources, they have not yet resulted in consolidated profitability to date, and a majority of our total revenues for fiscal 2003, fiscal 2004, fiscal 2005 and the first 13 weeks of fiscal 2006 were still generated from contract research and development. In fiscal 2005, we discontinued operations of our Novalog subsidiary due to the decline in the sales of its products and lack of availability of economic sources of supply for its products.

The significant military operations in the Middle East or elsewhere may require diversions of government research and development funding, thereby causing disruptions to our contracts or otherwise adversely impact our revenues. In the near term, the funding of U.S. military operations in Iraq or elsewhere may cause disruptions in funding of government contracts. Since military operations of such magnitude are not routinely included in U.S. defense budgets, supplemental legislative funding actions are required to finance such operations. Even when such legislation is enacted, it may not be adequate for ongoing operations, causing other defense funding sources to be temporarily or permanently diverted. Such diversion could produce interruptions in funding or delays in receipt of our research and development contracts, causing disruptions and adverse effects to our operations. In addition, concerns about international conflicts and the effects of terrorist and other military activity have resulted in unsettled worldwide economic conditions. These conditions make it difficult for our customers to accurately forecast and plan future business opportunities, in turn making it difficult for us to plan our current and future allocation of resources and increasing the risks that our results of operations could be adversely effected.

If we fail to scale our operations appropriately in response to recent growth, the Initial Acquisition of Optex and changes in demand, we may be unable to meet competitive challenges or exploit potential market opportunities, and our business could be materially and adversely affected. We experienced a period of rapid growth in fiscal 2005 resulting in a 68% increase in our total revenues to $23.0 million in fiscal 2005 as compared to $13.7 million in fiscal 2004. Our total revenues in the first quarter of fiscal 2006 were 16% higher than the first quarter of fiscal 2005, but 28% less than the fourth quarter of fiscal 2005, which we believe, but cannot guarantee, to be a timing effect related to subcontractor support. Our past growth has placed, and any future growth in our historical business is expected to continue to place, a significant strain on our management personnel, infrastructure and resources. These strains are likely to become more pronounced as a result of our Initial Acquisition of Optex. To implement our current business and product plans, we will need to continue to expand, train, manage and motivate our workforce, and expand our operational and financial systems, as well as our manufacturing and service capabilities. All of these endeavors will require substantial management effort and additional capital. If we are unable to effectively manage the integration of Optex and our expanding operations, we may be unable to scale our business quickly enough to meet competitive challenges or exploit potential market opportunities, and our current or future business could be materially and adversely affected.

Historically, we have primarily depended on third party contract manufacturers for the manufacture of a majority of our products and any failure to secure and maintain sufficient manufacturing capacity or quality products could materially and adversely affect our business. For our existing products, other than those manufactured by Optex, we primarily use contract manufacturers to fabricate and assemble our stacked chip, microchip and sensor products, and our internal manufacturing capabilities prior to the Initial Acquisition of Optex consisted primarily of assembly, calibration and test functions for our thermal camera products. We currently plan to utilize Optex for some of our future manufacturing needs, but we cannot guarantee our success in that endeavor. We have typically used single contract manufacturing sources for our historical products and do not have long-term, guaranteed contracts with such sources. As a result, we face several significant risks, including:

•	a lack of guaranteed supply of products and higher prices;

•	limited control over delivery schedules, quality assurance, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

In addition, the manufacture of our products is a highly complex and technologically demanding process and we are dependent upon our contract manufacturers to minimize the likelihood of reduced manufacturing yields or quality issues. We currently do not have any long-term supply contracts with any of our manufacturers and do not have the capability or capacity to manufacture our products in house in large quantities. If we are unable to secure sufficient capacity with our existing manufacturers, implement manufacturing of some of our new products at Optex or scale our internal capabilities, our revenues, cost of revenues and results of operations would be negatively impacted.

Certain Optex products are dependent on specialized sources of supply that are potentially subject to disruption and attendant adverse impact to our business. Some of Optex’s products currently incorporate components purchased from single sources of supply. If supply from such sources is materially disrupted, requiring Optex to obtain and qualify alternate sources of supply for such components, our revenues could decline, our reputation with our customers could be harmed, and our business and results of operations could be adversely affected.

Optex faces additional risks related to contracting with the federal government, including federal budget issues and fixed price contracts. Optex’s sales are largely to governmental agencies or prime contractors to such agencies. General political and economic conditions, which cannot be accurately predicted, directly and indirectly may affect the quantity and allocation of expenditures by federal agencies. Even the timing of incremental funding commitments to existing, but partially funded, contracts can be affected by these factors. Therefore, cutbacks or re-allocations in the federal budget could have a material adverse impact on Optex’s results of operations. Optex’s ability to obtain contracts or purchase orders from government agencies or prime contractors frequently involves competitive bidding, qualification requirements, delays or changes in funding, budgetary constraints, political agendas, price negotiations and milestone requirements. Furthermore, virtually all of Optex’s products are delivered pursuant to fixed-price orders, and Optex must therefore bear the risks of cost growth associated with its products, except to the extent that it has negotiated cost inflation contract protection that adequately covers inflationary growth in its costs.

If we are not able to obtain market acceptance of our new products, our revenues and results of operations will be adversely affected. We generally focus on markets that are emerging in nature. Market reaction to new products in these circumstances can be difficult to predict. Many of our planned products incorporate our chip stacking technologies that have not yet achieved broad market acceptance. We cannot assure you that our present or future products will achieve market acceptance on a sustained basis. In addition, due to our historical focus on research and development, we have a limited history of competing in the intensely competitive commercial electronics industry. As such, we cannot assure you that we will be able to successfully develop, manufacture and market additional commercial product lines or that such product lines will be accepted in the commercial marketplace. If we are not successful in commercializing our new products, our ability to generate revenues and our business, financial condition and results of operations will be adversely affected.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price. Our fiscal 2005 audit revealed a material weakness in our internal controls over financial reporting related to the size of our accounting staff. We are attempting to cure this material weakness by expanding our staff and reassigning responsibilities, but we have not yet completed our planned remediation. We are in the process of documenting and testing our internal control processes in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments and a written report on the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing the assessments in management’s report. During the course of our testing, we may identify other significant deficiencies or material weaknesses, in addition to the one already identified, which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. The integration of Optex’s operations is expected to materially complicate the timely achievement of this goal. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we will not be able to conclude that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could result in a decline in the market price of our common stock, and cause us to fail to meet our reporting obligations in the future, which could impact our ability to use Form S-3 for financings.

The Initial Acquisition of Optex is expected to materially complicate the timely achievement of effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act, which could have a material adverse effect on our business and stock price. The geographic separation of Optex from our historical base of operations, and Optex’s prior organization as a privately held company, require the establishment of additional internal controls to meet the disclosure requirements of a publicly reporting company. The implementation and testing of such additional internal controls will consume both time and financial resources, increasing our risks of timely compliance with Section 404 of the Sarbanes-Oxley Act. As a result of the Initial Acquisition of Optex, achieving compliance with Section 404 of the Sarbanes-Oxley Act will be substantially more complicated and costly, and we cannot assure you that such compliance will be achieved in a timely manner, or at all.

Our stock price has been subject to significant volatility. You may not be able to sell your shares of common stock at or above the price you paid for them. The trading price of our common stock has been subject to wide fluctuations in the past. Since January 2000, our common stock has traded at prices as low as $0.75 per share and as high as $375.00 per share (after giving effect to the 1-for-20 reverse stock split effected in September 2001). The current market price of our common stock may not increase in the future. As such, you may not be able to resell your shares of common stock at or above the price you paid for them. The market price of the common stock could continue to fluctuate or decline in the future in response to various factors, including, but not limited to:

•	quarterly variations in operating results;

•	our ability to control costs and improve cash flow;

•	our ability to introduce and commercialize new products and achieve broad market acceptance for our products;

•	announcements of technological innovations or new products by us or our competitors;

•	our ability to win additional research and development contracts;

•	changes in investor perceptions;

•	economic and political instability, including acts of war, terrorism and continuing international conflicts; and

•	changes in earnings estimates or investment recommendations by securities analysts.

The trading markets for the equity securities of high technology companies have continued to experience volatility. Such volatility has often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been the subject of securities class action litigation. We were subject to a class action lawsuit that diverted management’s attention and resources from other matters until it was settled in June 2004. We cannot guarantee you that we will not be subject to similar class action lawsuits in the future.

If we are not able to adequately protect or enforce our patent or other intellectual property rights, our ability to compete in our target markets could be materially and adversely affected. We believe that our success will depend, in part, on the strength of our existing patent protection and the additional patent protection that we may acquire in the future. As of January 1, 2006, we held 54 U.S. patents and 16 foreign patents and had other U.S. patent applications pending as well as various foreign patent applications. Five of these patents, covering early versions of our stacking technology, expire in less than one to two years, which may narrow our ability to pose barriers to entry from competitors if these early technologies become commercially significant. It is possible that any existing patents or future patents, if any, could be challenged, invalidated or circumvented, and any right granted under these patents may not provide us with meaningful protection from competition. Despite our precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, to develop similar technology independently or to design around our patents. In addition, we treat technical data as confidential and generally rely on internal nondisclosure safeguards, including confidentiality agreements with employees, and on laws protecting trade secrets, to protect proprietary information. We cannot assure you that these measures will adequately protect the confidentiality of our proprietary information or that others will not independently develop products or technology that are equivalent or superior to ours.

Our ability to exploit our own technologies may be constrained by the rights of third parties who could prevent us from selling our products in certain markets or could require us to obtain costly licenses. Other companies may hold or obtain patents or inventions or may otherwise claim proprietary rights to technology useful or necessary to our business. We cannot predict the extent to which we may be required to seek licenses under such proprietary rights of third parties and the cost or availability of these licenses. While it may be necessary or desirable in the future to obtain licenses relating to one or more proposed products or relating to current or future technologies, we cannot assure you that we will be able to do so on commercially reasonable terms, if at all. If our technology is found to infringe upon the rights of third parties, or if we are unable to gain sufficient rights to use key technologies, our ability to compete would be harmed and our business, financial condition and results of operations would be materially and adversely affected.

Enforcing and protecting our patents and other proprietary information can be costly. If we are not able to adequately protect or enforce our proprietary information or if we become subject to infringement claims by others, our business, results of operations and financial condition may be materially adversely affected. We may need to engage in future litigation to enforce our intellectual property rights or the rights of our customers, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We also may need to engage in litigation in the future to enforce our patent rights. In addition, we may receive in the future communications from third parties asserting that our products infringe the proprietary rights of third parties. We cannot assure you that any such claims would not result in protracted and costly litigation. Such litigation could result in substantial costs and diversion of our resources and could materially and adversely affect our business, financial condition and results of operations. Furthermore, we cannot assure you that we will have the financial resources to vigorously defend or enforce our patents or other proprietary technology.

Our proprietary information and other intellectual property rights are subject to government use which, in some instances, limits our ability to capitalize on them. Whatever degree of protection, if any, is afforded to us through our patents, proprietary information and other intellectual property generally will not extend to government markets that utilize certain segments of our technology. The government has the right to royalty-free use of technologies that we have developed under government contracts, including portions of our stacked circuitry technology. While we are generally free to commercially exploit these government-funded technologies, and we may assert our intellectual property rights to seek to block other non-government users of the same, we cannot assure you that we will be successful in our attempts to do so.

We are subject to significant competition that could harm our ability to win new business or attract strategic partnerships and could increase the price pressure on our products. We face strong competition from a wide variety of competitors, including large, multinational semiconductor design firms and aerospace firms. Most of our competitors have considerably greater financial, marketing and technological resources than we or our subsidiaries do, which may make it difficult to win new contracts or to attract strategic partners. This competition has resulted and may continue to result in declining average selling prices for our products. We cannot assure you that we will be able to compete successfully with these companies. Certain of our competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the promotion and sale of their products. Increased competition has in the past resulted in price reductions, reduced gross margins and loss of market share. We believe that this trend may continue in the future. We cannot assure you that we will be able to continue to compete successfully or that competitive pressures will not materially and adversely affect our business, financial condition and results of operations.

We must continually adapt to unforeseen technological advances, or we may not be able to successfully compete with our competitors. We operate in industries characterized by rapid and continuing technological development and advancements. Accordingly, we anticipate that we will be required to devote substantial resources to improve already technologically complex products. Many companies in these industries devote considerably greater resources to research and development than we do. Developments by any of these companies could have a materially adverse effect on us if we are not able to keep up with the same developments. Our future success will depend on our ability to successfully adapt to any new technological advances in a timely manner, or at all.

We do not have long-term employment agreements with most of our key personnel. If we are not able to retain our key personnel or Optex key personnel, or attract additional key personnel as required, we may not be able to implement our business plan and our results of operations could be materially and adversely affected. We depend to a large extent on the abilities and continued participation of our executive officers and other key employees. The loss of any key employee could have a material adverse effect on our business. While we have adopted employee stock option plans designed to attract and retain key employees, our stock price has declined in recent periods, and we cannot guarantee that options granted under our plans will be effective in retaining key employees. We do not presently maintain “key man” insurance on any key employees. We believe that, as our activities increase and change in character, additional, experienced personnel will be required to implement our business plan. Competition for such personnel is intense and we cannot assure you that they will be available when required, or that we will have the ability to attract and retain them. In addition, Optex does not presently have depth of staffing in its operational and financial management. Until additional key personnel can be successfully integrated with its operations, the timing or success of which we cannot currently predict, Optex’s results of operations and ultimate success will be vulnerable to losses of key personnel, particularly its President, Timothy Looney.

Significant sales of our common stock in the public market by the selling stockholders listed in the selling stockholders’ table of this prospectus and others will cause our stock price to fall. This prospectus covers 5,823,398 shares of our common stock that may be freely offered for resale. As of March 31, 2006, we had approximately 19.7 million shares of common stock outstanding, substantially all of which were freely tradable, other than restrictions imposed upon our affiliates. The average trading volume of our shares in January 2006, however, was only approximately 77,700 shares per day. Accordingly, the freely tradable shares are significantly greater in number than the daily average trading volume of our shares. If the holders of the freely tradable shares were to sell a significant amount of our common stock in the public market, the market price of our common stock would likely decline. If we raise additional capital in the future through the sale of shares of our common stock to private investors, we may agree to register these shares for resale on a registration statement as we have done in the past. Upon registration, these additional shares would become freely tradable once sold in the public market, assuming the prospectus delivery and other requirements were met by the seller, and, if significant in amount, such sales could further adversely affect the market price of our common stock. The sale of a large number of shares of our common stock also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate.

Our stock price could decline because of the potentially dilutive effect of future financings, conversions of notes or exercises of warrants and common stock options. During the past three fiscal years, we issued in excess of 11.6 million shares of our common stock to fund our operations, resulting in significant dilution to our existing stockholders. At February 1, 2006, there were approximately 5.4 million shares of our common stock issuable upon the exercise of additional warrants and options that were in-the-money at that date, approximately 3.9 million additional shares of our common stock issuable upon the conversion of the Series 1 senior subordinated secured convertible notes and the exercise of the Series 1 warrants held by Pequot and, subject to stockholder approval, approximately 1.3 million additional shares of our common stock issuable upon the conversion of the Series 2 senior subordinated secured convertible notes and the exercise of the Series 2 warrants held by Pequot. Pursuant to the Optex transaction, we issued warrants to purchase in excess of 1.3 million shares of our common stock, which were not in-the-money on issuance . Any additional equity financings or exercise of in-the-money warrants and options in the future could result in further dilution to our stockholders. Existing stockholders also will suffer significant dilution in ownership interests and voting rights, and our stock price could decline, as a result of the issuance of shares of our common stock to Pequot upon the conversion of principal and accrued interest under the senior subordinated secured convertible notes or upon the exercise of the warrants held by Pequot, and in the event of the issuance of 2,692,308 shares of our common stock to Mr. Looney upon approval of our stockholders and exercise of a buyer option agreement entered into in connection with the Optex transaction.

If our stockholders approve the issuance of shares of our common stock to Mr. Looney in connection with the buyer option in the Optex transaction, such issuance will increase the supply of our common stock on the public market, which may dilute existing stockholders and cause our stock price to decline. Our current stockholders will suffer dilution in the event of the issuance of 2,692,308 shares of our common stock to Mr. Looney upon approval of our stockholders and exercise of a buyer option agreement entered into in connection with the Optex transaction, and the sale into the public market of those shares could materially and adversely affect the market price of our common stock. In the event that our stockholders approve the issuance of shares of our common stock to Mr. Looney in connection with the buyer option in the Optex transaction, such shares will be eligible for resale in the public market after the expiration of a one-year holding period, subject to certain price, volume and other restrictions, or earlier upon the effectiveness of the registration statement we are required to file pursuant to a registration rights agreement between us and Mr. Looney. The presence of these additional shares of common stock in the public market may further depress our stock price.

We may be unable to repay indebtedness in cash due under the Series 2 senior subordinated secured convertible notes that we entered into as part of the financing of the Initial Acquisition of Optex. The indebtedness to Pequot that we incurred with respect to the Series 2 senior subordinated secured convertible notes is material in relation to our levels of indebtedness in the past, our ability to service the debt from our operating cash flow and our ability to repay the debt in cash in full at maturity. The Series 2 senior subordinated secured convertible notes, with an aggregate face amount of $2,554,507, currently mature on December 30, 2007 and must be repaid in cash unless stockholder approval is obtained to repay such notes in shares of our common stock. If such stockholder approval is not obtained, we cannot assure you that we will have sufficient funds to repay the principal or accrued interest on such notes and/or that the use of our working capital to make such payments will not adversely affect our ability to have sufficient funds to meet our operating needs.

Changes in the accounting treatment of stock-based awards will adversely affect our reported results of operations. Effective October 3, 2005, the beginning of our fiscal 2006, we became subject to Statement of Financial Accounting Standards No. 123 (revised 2004), or SFAS 123(R). Pursuant to SFAS 123(R), we are required to expense against our reported earnings: (1) the fair value of all option grants or stock issuances made to employees or directors on or after the implementation date; and (2) a portion of the fair value of each option and stock grant made to employees or directors prior to the implementation date that represents the unvested portion of these share-based awards as of such implementation date. These amounts will be expensed after the implementation date over the respective vesting periods of each award. The long-term impact of our adoption of SFAS 123(R) cannot be fully predicted at this time because that will depend in part on the future fair values and number of share-based payments granted in the future. As a result of our adoption of SFAS 123(R), in the first 13 weeks of fiscal 2006 we recorded an expense charge of approximately $148,400. Had we adopted SFAS 123(R) in prior periods, the magnitude of the impact of that standard would have approximated the impact of SFAS 123 assuming the application of the Black-Scholes model as described in the disclosure of pro forma net loss and pro forma net loss per share in Note 1 of Notes to Consolidated Financial Statements for the three years ended October 2, 2005. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement may reduce net operating cash flows and increase net financing cash flows in periods after its adoption.

Our common stock may be delisted by the Nasdaq Capital Market if our stock price declines further or if we cannot maintain Nasdaq’s listing requirements. In such case, the market for your shares may be limited, and it may be difficult for you to sell your shares at an acceptable price, if at all. Our common stock is currently listed on the Nasdaq Capital Market (formerly known as the Nasdaq SmallCap Market). Among other requirements, to maintain this listing, our common stock must continue to trade above $1.00 per share. In July 2001, our stock had failed to meet this criterion for over 30 consecutive trading days. As a result, in accordance with Marketplace Rule 4310(c)(8)(B), we were notified by Nasdaq that we had 90 calendar days or until October 2001 to regain compliance with this Rule by reestablishing a sales price of $1.00 per share or greater for ten consecutive trading days. To regain compliance, we sought and received approval from our stockholders to effect a 1-for-20 reverse split of our common stock that became effective in September 2001, resulting in re-compliance by the Nasdaq deadline. However, subsequent to the reverse split, our common stock has, at various times, traded close to or below the $1.00 per share minimum standard, and we cannot assure you that the sales price of our common stock will continue to meet Nasdaq’s minimum listing standards. At March 31, 2006, the closing sales price of our common stock as reported by the Nasdaq Capital Market was $2.65 per share.

In addition to the price requirement, we must also meet at least one of the three following additional standards to maintain our Nasdaq listing: (1) maintenance of stockholders’ equity at $2.5 million or greater, (2) maintenance of our market capitalization in excess of $35 million as measured by market prices for trades executed on Nasdaq, or (3) net income from continuing operations of $500,000 in the latest fiscal year or two of the last three fiscal years. In July 2001, Nasdaq notified us that we were deficient with respect to all of these additional standards based on our financial statements as of April 1, 2001. In August 2001, Nasdaq advised us that, based on updated information, we had reestablished compliance with the $35 million market capitalization standard. However, the subsequent decline in the price of our common stock resulted in another deficiency notice from Nasdaq in August 2001. At that time, we did not comply with either the market capitalization standard or the stockholders’ equity standard. However, based solely on improvements in our stockholders’ equity resulting from the net gain of approximately $0.9 million realized from the discontinuance of operations of our Silicon Film subsidiary in September 2001, we were able to meet the minimum stockholders’ equity standard and reestablish compliance in November 2001. Although we are currently in compliance with Nasdaq’s listing maintenance requirements, we cannot assure you that we will be able to maintain our compliance with these requirements in the future. If we fail to meet these or other listing requirements, our common stock could be delisted, which would eliminate the primary market for your shares of common stock. As a result, you may not be able to sell your shares at an acceptable price, if at all. In addition, such delisting may make it more difficult or expensive for us to raise additional capital in the future since we may no longer qualify to register shares for resale on a Form S-3 registration statement.

If we are delisted from the Nasdaq Capital Market, your ability to sell your shares of our common stock would also be limited by the penny stock restrictions, which could further limit the marketability of your shares. If our common stock is delisted, it would come within the definition of “penny stock” as defined in the Securities Exchange Act of 1934 and would be covered by Rule 15g-9 of the Securities Exchange Act of 1934. That Rule imposes additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors. For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, Rule 15g-9, if it were to become applicable, would affect the ability or willingness of broker-dealers to sell our securities, and accordingly would affect the ability of stockholders to sell their securities in the public market. These additional procedures could also limit our ability to raise additional capital in the future.

We may be subject to additional risks. The risks and uncertainties described above are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business operations.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings with the Securities and Exchange Commission are also available to the public at its web site at http://www.sec.gov/.

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Pursuant to the Securities and Exchange Commission rules, this prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement. You may read or obtain a copy of the registration statement from the Securities and Exchange Commission in the manner described above.

The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. The documents under Commission file number 1-8402 that we incorporate by reference are:

1.	Our Annual Report on Form 10-K for the fiscal year ended October 2, 2005 filed with the Securities and Exchange Commission on December 15, 2005;

2.	Our Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2005;

3.	Our Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 17, 2005;

4.	Our Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 18, 2005;

5.	Our Current Report on Form 8-K as filed with the Securities and Exchange Commission on January 5, 2006;

6.	Our Current Report on Form 8-K/A (Amendment No. 1) as filed with the Securities and Exchange Commission on January 25, 2006;

7.	Our Current Report on Form 8-K as filed with the Securities and Exchange Commission on January 25, 2006;

8.	Our Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended October 2, 2005 filed with the Securities and Exchange Commission on January 30, 2006;

9.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2006 filed with the Securities and Exchange Commission on February 21, 2006;

10.	Our Current Report on Form 8-K/A (Amendment No. 1) as filed with the Securities and Exchange Commission on March 15, 2006;

11.	Our Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 4, 2006;

12.	Our Current Report on Form 8-K/A (Amendment No. 2) as filed with the Securities and Exchange Commission on April 19, 2006; and

13.	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on October 12, 1982 pursuant to Section 12(b) of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

In addition, we incorporate by reference all reports and other documents that we file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering (except for information and exhibits furnished under Items 2.02 or 7.01 of our current reports on Form 8-K) and all such reports and documents will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any document or statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such document or statement. Any document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference. Requests for documents should be submitted to the Corporate Secretary, at Irvine Sensors Corporation, 3001 Red Hill Avenue, Costa Mesa, California 92626, or by telephone at (714) 549-8211.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements regarding us which include, but are not limited to, statements concerning projected revenues, expenses, gross profit and income, mix of revenue, the success of our Optex acquisition and its relative contribution to our results of operations, the need for additional capital, potential contract awards and related funding of such awards, market acceptance of our products and technologies, the competitive nature of our business and markets, the success and timing of new product introductions and commercialization of our technologies, product qualification requirements of our customers, our significant accounting policies and the outcome of pending litigation and expense audits. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “potential,” “believes,” “seeks,” “estimates,” “should,” “may,” “will”, “with a view to” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, including those set forth in the section “Risk Factors” beginning on page 1 of this prospectus and elsewhere in, or incorporated by reference into, this prospectus. Such factors include, but are not limited to the following:

•	our ability to successfully integrate the operations of Optex and any other companies or businesses we acquire;

•	our ability to secure additional research and development contracts;

•	governmental agendas and budget issues and constraints;

•	our ability to obtain expected and timely procurements resulting from existing contracts;

•	our ability to introduce new products, gain broad market acceptance for such products and ramp up manufacturing in a timely manner;

•	the pace at which new markets develop;

•	new products or technologies introduced by our competitors, many of whom are bigger and better financed than us;

•	our ability to successfully execute our business plan and control costs and expenses;

•	the availability of additional financing on acceptable terms in a timely manner;

•	our ability to establish strategic partnerships to develop our business;

•	our limited market capitalization;

•	general economic and political instability; and

•	those additional factors which are listed under the section “Risk Factors” beginning on page 1 of this prospectus.

We do not undertake any obligation to revise or update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, except as required by law.

USE OF PROCEEDS

The shares of common stock offered by this prospectus will be sold by the selling stockholders, and the selling stockholders will receive all of the proceeds from sales of such shares. We will not receive any proceeds from sales of the shares offered by this prospectus. However, we may receive proceeds from the exercise of the warrants by the selling stockholders and those proceeds will be used for our general corporate purposes.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of March 31, 2006, based on the selling stockholders’ representations regarding their ownership. The percentages shown in the table are based on 19,675,455 shares of common stock outstanding on that date. Shares of common stock subject to options, warrants or other convertible securities which are exercisable within 60 days of March 31, 2006, are deemed to be beneficially owned by the person holding such options, warrants or other convertible securities for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person. Except as described in the preceding sentence, shares issuable upon exercise of outstanding options, warrants and other convertible securities are not deemed to be outstanding.

The table assumes that the selling stockholders sell all the shares of our common stock offered by them under this prospectus and sell none of the other shares of our common stock owned by the selling stockholders, if any. We cannot estimate the number of shares that will be held by the selling stockholders after completion of this offering, other than shares of common stock issuable upon exercise of options held by Chris Toffales which are not being offered under this prospectus, because the selling stockholders may sell all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares . The term “selling stockholder” or “selling stockholders” includes the stockholders listed below and their transferees, assignees, pledgees, donees or other successors. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sale of shares. Each selling stockholder also may offer and sell less than the number of shares indicated. No selling stockholder is making any representation that any shares covered by this prospectus will or will not be offered for sale. Except as indicated below in this section, we are not aware of any material relationship between us and a selling stockholder within the past three years other than as a result of a selling stockholder’s beneficial ownership of our common stock.

	Beneficially Owned Prior to Offering			Number of Shares Being Offered by Selling Stockholders in Offering		Beneficially Owned After Offering
Selling Stockholder	Number of Shares		Percent			Number of Shares		Percent
Pequot Private Equity Fund III, L.P. (7)	3,388,290	(1)(2)	14.7%	4,900,305	(1)(3)	—		—
Pequot Offshore Private Equity Partners III, L.P. (7)	477,639	(4)(5)	2.4%	690,785	(4)(6)	—		—
CTC Aero, LLC or Chris Toffales	154,000	(8)	*	192,308		154,000	(8)	*
Richard Behfarin (9)	40,000		*	40,000		—		—

*	Represents beneficial ownership of less than 1.0% of the outstanding shares of common stock.

(1)	Consists of shares issued or issuable upon conversion of Series 1 senior subordinated secured convertible notes and exercise of Series 1 warrants convertible and exercisable within 60 days of March 31, 2006. Initially, 2,509,844 shares were issuable upon conversion of principal and interest under Series 1 notes and 878,446 shares were issuable upon exercise of Series 1 warrants, of which amounts 21,763 shares have already been issued upon conversion of accrued interest under the Series 1 notes. The foregoing notwithstanding, the maximum aggregate number of shares currently issuable under these Series 1 notes and Series 1 warrants, including upon conversion of accrued interest under the Series 1 notes, is 3,388,290 shares.

(2)	Does not include an additional 327,748 shares that may be issuable upon conversion of accrued interest under the Series 1 and Series 2 notes, 861,114 shares issuable upon conversion of Series 2 senior subordinated secured convertible notes and 301,390 shares issuable upon exercise of Series 2 warrants, which shares are not currently issuable and are subject to approval of our stockholders. If stockholder approval is not obtained, the Series 1 notes and Series 1 warrants will be convertible and/or exercisable only for a remaining aggregate of 3,366,527 shares, the Series 2 warrants will be cancelled ab initio and the Series 2 notes will remain outstanding but will not be convertible into common stock.

(3)

Also includes an aggregate of 861,114 shares issuable upon conversion of Series 2 notes and 301,390 shares issuable upon exercise of Series 2 warrants, which shares are not currently issuable and are subject to approval of our stockholders. If stockholder approval is not obtained, the Series 1 notes and Series 1 warrants will be convertible and/or exercisable only for an aggregate of 3,388,290 shares, the Series 2 warrants will be cancelled ab initio and the Series 2 notes will remain outstanding but will not be convertible into common stock. Also includes up to an additional 327,748 shares issuable upon conversion of accrued interest under the Series 1 and Series 2 notes. Such shares issuable upon conversion of accrued interest under the Series 1 and Series 2 notes were estimated based upon the maximum interest rate of 3.5% per annum, multiplied by the aggregate original principal amount of the senior subordinated secured convertible notes on an amortized basis and divided by an assumed market price of $ 2.6238, which represents 93% of the arithmetic average of the volume weighted average price of our common stock for each of the 20 consecutive trading days prior to March 31, 2006.

(4)	Consists of shares issued or issuable upon conversion of Series 1 notes and exercise of Series 1 warrants convertible and exercisable within 60 days of March 31, 2006. Initially, 353,807 shares were issuable upon conversion of principal and interest under Series 1 notes and 123,832 shares were issuable upon exercise of Series 1 warrants, of which amounts 3,068 shares have already been issued upon conversion of accrued interest under the Series 1 notes. The foregoing notwithstanding, the maximum aggregate number of shares currently issuable under these Series 1 notes and Series 1 warrants, including upon conversion of accrued interest under the Series 1 notes, is 477,639 shares.

(5)	Does not include an additional 46,203 shares that may be issuable upon conversion of accrued interest under the Series 1 and Series 2 notes, 121,389 shares issuable upon conversion of Series 2 notes and 42,486 shares issuable upon exercise of Series 2 warrants, which shares are not currently issuable and are subject to approval of our stockholders. If stockholder approval is not obtained, the Series 1 notes and Series 1 warrants will be convertible and/or exercisable only for a remaining aggregate of 474,571 shares, the Series 2 warrants will be cancelled ab initio and the Series 2 notes will remain outstanding but will not be convertible into common stock.

(6)	Also includes an aggregate of 121,389 shares issuable upon conversion of Series 2 notes and 42,486 shares issuable upon exercise of Series 2 warrants, which shares are not currently issuable and are subject to approval of our stockholders. If stockholder approval is not obtained, the Series 1 notes and Series 1 warrants will be convertible and/or exercisable only for an aggregate of 477,639 shares, the Series 2 warrants will be cancelled ab initio and the Series 2 notes will remain outstanding but will not be convertible into common stock. Also includes up to an additional 46,203 shares issuable upon conversion of accrued interest under the Series 1 and Series 2 notes. Such shares issuable upon conversion of accrued interest under the Series 1 and Series 2 notes were estimated based upon the maximum interest rate of 3.5% per annum, multiplied by the aggregate original principal amount of the senior subordinated secured convertible notes on an amortized basis and divided by an assumed market price of $ 2.6238, which represents 93% of the arithmetic average of the volume weighted average price of our common stock for each of the 20 consecutive trading days prior to March 31, 2006.

(7)	Pequot Capital Management, Inc. is the investment manager/advisor of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P., and as such, has voting and dispositive power over these shares. The address of Pequot Capital Management, Inc. is 500 Nyala Farm Road, Westport, CT 06880. One of our directors, Martin Hale, Jr., is a Managing Director and serves on the investment committee of Pequot Ventures, is a member of the general partner of Pequot, and may be deemed to beneficially own the securities held of record by Pequot. Mr. Hale disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Arthur J. Samberg is the executive officer, director and controlling shareholder of Pequot Capital Management, Inc. Does not include the beneficial interest, if any, in (i) 25,000 shares of common stock underlying options granted to Mr. Hale; (ii) 10,000 shares of common stock held by Mr. Hale in a personal account; and (iii) 3,179,666 shares of common stock beneficially owned by our directors and officers that are subject to a voting agreement between us and our directors and officers relating to certain matters being submitted for approval by our stockholders. Pequot does not affirm to be part of a group with respect to the shares identified in (ii) and (iii) above and expressly disclaims beneficial ownership of such shares.

(8)	Consists of 154,000 shares of common stock issuable upon exercise of options held by Chris Toffales and exercisable within 60 days of March 31, 2006. Does not include 192,308 shares, which would represent a beneficial ownership of 1% of the outstanding shares as of March 31, 2006, that will be issued to CTC Aero or Chris Toffales, one of our directors, upon approval of our stockholders pursuant to the consulting agreement described below, and are being offered in this prospectus by CTC Aero or Chris Toffales subject to such approval. Chris Toffales is sole owner of CTC Aero and has sole voting and investment control over these shares. The address for Chris Toffales and CTC Aero is c/o Chris Toffales, c/o Irvine Sensors Corporation, 3001 Red Hill Avenue, Costa Mesa, CA 92626.

(9)	The address for Richard Behfarin is 280 S. Beverly Drive, #404, Beverly Hills, CA 90212.

The shares being offered in this prospectus by Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. include shares issued or issuable from time to time upon conversion of senior subordinated secured convertible notes in the original aggregate principal amount of $10.0 million, and upon exercise of four-year warrants to purchase up to an aggregate of 1,346,154 shares of our common stock, that we issued to Pequot in a private placement pursuant to that certain securities purchase agreement dated as of December 30, 2005 between us and Pequot in order to finance the acquisition of the outstanding capital stock of Optex. The notes were issued in two series, both of which bear interest at 3.5% per annum, which rate is subject to potential reduction over time. The Series 1 notes, with an aggregate face amount of $7,445,493, mature in four years, and the Series 2 notes, with an aggregate face amount of $2,554,507, currently mature in two years. The warrants also were issued in two series. The Series 1 warrants are fully exercisable on or prior to December 30, 2009 and the Series 2 warrants are not exercisable unless stockholder approval is obtained. The principal and interest under the notes is convertible into shares of common stock at a conversion price per share of $2.60 and the warrants are exercisable for shares of common stock at an exercise price per share of $3.10, in each case, subject to adjustment for stock splits, stock dividends, recapitalizations and the like and for certain price dilutive issuances. Subject to certain conditions and limitations, the principal and interest under the notes also may be repaid with shares of common stock. Interest payments are determined by dividing the aggregate amount of interest payable by a price, as of the applicable interest payment date, determined by multiplying 93% by the arithmetic average of the volume weighted average price of our common stock for each of the 20 consecutive trading days prior to the applicable payment date. The conversion of the Series 2 notes and the exercise of the Series 2 warrants is also subject to approval of our stockholders.

The shares being offered in this prospectus by CTC Aero, LLC or Chris Toffales consist of shares issuable upon approval of our stockholders, pursuant to that certain consulting agreement as amended and restated as of December 30, 2005 between us and CTC Aero and Mr. Toffales.

The shares being offered in this prospectus by Richard Behfarin were issued pursuant to that certain settlement agreement dated October 25, 2005 between us and Mr. Behfarin regarding the settlement of claims related to Mr. Behfarin’s prior consulting engagement by our iNetWorks subsidiary to locate capital for iNetWorks.

The registration statement including this prospectus is being filed pursuant to certain registration rights agreements between us and each of the selling stockholders other than CTC Aero and Mr. Toffales. In general, we have agreed to prepare and file any amendments and supplements to the registration statement relating to these shares as may be necessary to keep the registration statement effective until such time as all of the shares covered by this prospectus have been sold or until all of such shares may be sold pursuant to an exemption from registration.

This prospectus also covers any additional shares of our common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

Certain Relationships between Us and the Selling Stockholders

In May 2005, we entered into a one-year consulting agreement with one of our directors, Chris Toffales, and CTC Aero, LLC, of which Mr. Toffales is sole owner, pursuant to which Mr. Toffales and CTC Aero agreed to provide strategic planning and business development consulting services to us. We paid Mr. Toffales $100,900 during fiscal 2005 for the provision of such services pursuant to this agreement. In August 2005, we amended and restated the consulting agreement, pursuant to which amendment Mr. Toffales agreed to provide services in connection with potential acquisition activities by us and we agreed to pay a success fee in the event of the closure of such an acquisition. Mr. Toffales did not earn such a success fee during fiscal 2005; however, he earned a success fee of $500,000 in connection with the acquisition of Optex described above. If stockholder approval is obtained, we will pay this fee with 192,308 shares of our common stock in lieu of cash. CTC Aero also earned a cash fee of approximately $127,500 in connection with the closing of the private placement described above, which was paid by Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P., the purchasers of the senior subordinated secured convertible notes issued in such private placement.

On December 30, 2005, we entered into an additional amendment to the consulting agreement with CTC Aero and Mr. Toffales to extend its term for three years to December 30, 2008, and to make all future acquisition success fees, if any, payable in shares of our common stock in an amount equal to between 5% and 1% of the total purchase price paid by us for the acquisition, which percentage decreases based upon the total acquisition purchase price, and valued at the same per share purchase price as agreed upon in the applicable acquisition. The minimum success fee is $150,000. We also will pay an additional amount in cash equal to 35% of the success fee.

In addition, in connection with the private placement with Pequot, our Board of Directors was expanded to nine members and Martin Hale, Jr., a Managing Director of Pequot Capital Management, Inc., was appointed as a director to fill the newly-created vacancy on our Board of Directors. In connection with the securities purchase agreement with Pequot, we entered into a letter agreement with Pequot pursuant to which, so long as Pequot or their affiliates own or have the right to acquire in the aggregate not less than 500,000 shares of our common stock (subject to adjustment for stock splits and the like) issued or issuable upon conversion of the notes, we agreed to (i) cause an individual designated by Pequot Private Equity Fund III, L.P. and reasonably acceptable to our Nominating and Corporate Governance Committee to serve on our Board of Directors, (ii) nominate such designated director for reelection at each annual meeting of stockholders, (iii) provided that the designated director meets certain eligibility requirements, appoint such designated director to all committees of our Board of Directors and (iv) enter into an indemnification agreement with such director.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We are required to pay all fees and expenses incident to the registration of the shares of common stock, but we will not receive any proceeds from the sale of the common stock by the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale or purchase of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

We have advised each selling stockholder that it may not use shares registered under this Registration Statement to cover short sales of common stock made prior to the date on which this Registration Statement shall have been declared effective by the Securities and Exchange Commission. The selling stockholders will be responsible for their respective compliance with the applicable provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this Registration Statement.

LEGAL MATTERS

The legality of the shares offered hereby will be passed upon for Irvine Sensors Corporation by Dorsey & Whitney LLP, Irvine, California.

EXPERTS

Grant Thornton LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended October 2, 2005, as set forth in their reports which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Grant Thornton LLP’s reports, given on their authority as experts in accounting and auditing.

Montgomery Coscia Greilich LLP, independent registered public accounting firm, have audited the financial statements of Optex Systems, Inc. for the years ended December 31, 2005 and 2004 included in our Current Report on Form 8-K/A (Amendment No. 1) filed with the Securities and Exchange Commission on March 15, 2006, as set forth in their reports which are incorporated by reference in this prospectus and elsewhere in the registration statement. The financial statements of Optex Systems, Inc. are incorporated by reference in reliance on Montgomery Coscia Greilich LLP’s reports, given on their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various costs and expenses to be paid by us with respect to the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the SEC registration fee. In addition, Irvine Sensors Corporation may be charged additional listing fees by the Nasdaq Capital Market upon issuance of the shares being offered by this prospectus.

SEC Registration Fee	$1,539.07
Printing Expenses	5,000.00
Legal Fees and Expenses	25,000.00
Accounting Fees and Expenses	40,000.00
Miscellaneous	0.00

Total	$71,539.07

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Section 145 of the Delaware General Corporation Law, Irvine Sensors Corporation can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933 (the “Securities Act”). Irvine Sensors Corporation’s bylaws and certificate of incorporation provide that Irvine Sensors Corporation will indemnify its directors and officers to the fullest extent permitted by law and require Irvine Sensors Corporation to advance litigation expenses upon receipt by Irvine Sensors Corporation of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The bylaws and certificate of incorporation further provide that rights conferred under such bylaws and certificate of incorporation do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Irvine Sensors Corporation’s certificate of incorporation provides that, under Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to Irvine Sensors Corporation and its stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to Irvine Sensors Corporation or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Irvine Sensors Corporation has entered into agreements to indemnify its directors, the directors of certain of its subsidiaries and certain of its officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements, among other things, indemnify Irvine Sensors Corporation’s directors and certain of its officers for certain expenses, attorneys’ fees, judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of Irvine Sensors Corporation, on account of services as a director or officer of Irvine Sensors Corporation, or as a director or officer of any other company or enterprise to which the person provides services at the request of Irvine Sensors Corporation. Irvine Sensors Corporation also maintains directors and officers liability insurance.

In addition, one of Irvine Sensors Corporation’s directors, Martin Hale, Jr., is indemnified by Pequot Capital Management, Inc. and Pequot, and is covered by insurance maintained by Pequot Capital Management, Inc., under certain circumstances for serving as Pequot’s representative on the Board of Directors of Irvine Sensors Corporation.

ITEM 16.	EXHIBITS

EXHIBIT NUMBER
2.1	Stock Purchase Agreement dated December 30, 2005 by and among the Registrant, Timothy Looney and Optex Systems, Inc. (Incorporated by reference to Exhibit 2.1 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

2.2	Buyer Option Agreement dated December 30, 2005 by and between the Registrant and Timothy Looney (Incorporated by reference to Exhibit 2.2 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.1	Specimen of Common Stock certificate (Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 29, 1991).

4.2	Certificate of Incorporation, as amended and currently in effect (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 28, 2003).

4.3	Bylaws, as amended and restated December 30, 2005 (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.4	Registration Rights Agreement dated December 30, 2005 between the Registrant and Timothy Looney (Incorporated by reference to Exhibit 10.5 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.5	Securities Purchase Agreement dated December 30, 2005 by and among the Registrant and the purchasers listed on the signature pages thereto (Incorporated by reference to Exhibit 10.6 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.6	Form of Series 1 Senior Subordinated Secured Convertible Note and schedule of omitted material details thereto (Incorporated by reference to Exhibit 10.7 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

EXHIBIT NUMBER

4.7	Form of Series 2 Senior Subordinated Secured Convertible Note and schedule of omitted material details thereto (Incorporated by reference to Exhibit 10.8 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.8	Form of Series 1 Warrant to Purchase Common Stock and schedule of omitted material details thereto (Incorporated by reference to Exhibit 10.9 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.9	Form of Series 2 Warrant to Purchase Common Stock and schedule of omitted material details thereto (Incorporated by reference to Exhibit 10.10 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.10*	Registration Rights provided by the Registrant to Richard Behfarin.

4.11	Amendment to Securities Purchase Agreement dated March 31, 2006 by and among the Registrant and the purchasers listed on the signature pages thereto (Incorporated by reference to Exhibit 10.2 filed with the Registrant’s Current Report on Form 8-K filed on April 4, 2006).

5.1	Opinion of Dorsey & Whitney LLP.

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Montgomery Coscia Greilich LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in signature page).

*	Previously filed by the Registrant.

ITEM 17.	UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of Irvine Sensors Corporation’s Annual Report under Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Irvine Sensors Corporation pursuant to the foregoing provisions, or otherwise, Irvine Sensors Corporation has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Irvine Sensors Corporation of expenses incurred or paid by a director, officer or controlling person of Irvine Sensors Corporation in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Irvine Sensors Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 26th day of April, 2006.

IRVINE SENSORS CORPORATION

By:	/s/ John C. Carson
John C. Carson
Chief Executive Officer, President and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John C. Carson John C. Carson	Chief Executive Officer, President and Director (Principal Executive Officer)	April 26, 2006

/s/ John J. Stuart, Jr. John J. Stuart, Jr.	Chief Financial Officer and Secretary (Principal Financial and Chief Accounting Officer)	April 26, 2006

* Mel R. Brashears	Chairman of the Board	April 26, 2006

* Marc Dumont	Director	April 26, 2006

Thomas M. Kelly	Director

* Clifford Pike	Director	April 26, 2006

* Frank Ragano	Director	April 26, 2006

Signature	Title	Date

* Robert G. Richards	Director	April 26, 2006

Chris Toffales	Director

Martin Hale, Jr.	Director

*	Power of attorney

By:	/s/ John J. Stuart, Jr.
John J. Stuart, Jr.
Attorney-in-Fact

INDEX OF EXHIBITS

EXHIBIT NUMBER

2.1	Stock Purchase Agreement dated December 30, 2005 by and among the Registrant, Timothy Looney and Optex Systems, Inc. (Incorporated by reference to Exhibit 2.1 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

2.2	Buyer Option Agreement dated December 30, 2005 by and between the Registrant and Timothy Looney (Incorporated by reference to Exhibit 2.2 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.1	Specimen of Common Stock certificate (Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 29, 1991).

4.2	Certificate of Incorporation, as amended and currently in effect (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 28, 2003).

4.3	Bylaws, as amended and restated December 30, 2005 (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.4	Registration Rights Agreement dated December 30, 2005 between the Registrant and Timothy Looney (Incorporated by reference to Exhibit 10.5 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.5	Securities Purchase Agreement dated December 30, 2005 by and among the Registrant and the purchasers listed on the signature pages thereto (Incorporated by reference to Exhibit 10.6 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.6	Form of Series 1 Senior Subordinated Secured Convertible Note and schedule of omitted material details thereto (Incorporated by reference to Exhibit 10.7 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.7	Form of Series 2 Senior Subordinated Secured Convertible Note and schedule of omitted material details thereto (Incorporated by reference to Exhibit 10.8 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.8	Form of Series 1 Warrant to Purchase Common Stock and schedule of omitted material details thereto (Incorporated by reference to Exhibit 10.9 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

4.9	Form of Series 2 Warrant to Purchase Common Stock and schedule of omitted material details thereto (Incorporated by reference to Exhibit 10.10 filed with the Registrant’s Current Report on Form 8-K filed on January 5, 2006).

EXHIBIT NUMBER

4.10*	Registration Rights provided by the Registrant to Richard Behfarin.

4.11	Amendment to Securities Purchase Agreement dated March 31, 2006 by and among the Registrant and the purchasers listed on the signature pages thereto (Incorporated by reference to Exhibit 10.2 filed with the Registrant’s Current Report on Form 8-K filed on April 4, 2006).

5.1	Opinion of Dorsey & Whitney LLP.

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Montgomery Coscia Greilich LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in signature page).

*	Previously filed by the Registrant.